Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	Companhia Aberta	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A. (“Itaú Unibanco”) announces to its stockholders and the market in general that changes in its Executive Committee were announced today, due to the fact that Eduardo Vassimon, wholesale general director, reached the age limit for holding this position.

Mr. Vassimon will be replaced by the current Vice President of the Risk and Finance Control Area, CFO and CRO, Caio Ibrahim David, who is already part of the Committee.

Milton Maluhy will be designated for the position of Vice President of the Risk and Finance Control Area, and his term of office as Itaú CorpBanca’s CEO shall end in January. Mr. Maluhy will also be part of Itaú Unibanco’s Executive Committee.

Approved by the Nomination and Corporate Governance Committee and by the Board of Directors, the changes in the Executive Committee become valid as of January 2019.

During the next three months, Mr. Vassimon, Mr. David and Mr. Maluhy will take all the necessary measures in order to ensure a successful transition.

“It is a pleasure and a privilege to count on such highly qualified executives, who will be able to continue the excellent work that has been performed both by Vassimon and by Caio in their current roles”, states Itaú Unibanco’s CEO, Candido Bracher.

São Paulo (State of São Paulo), September 27, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations